Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, DC 20006-1806

Tel. +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

Via EDGAR Correspondence

December 14, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 109”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Friday, November 13, 2015, with respect to Amendment No. 109. Amendment No. 109 was filed on October 1, 2015 and included disclosure with respect to the SPDR S&P North American Natural Resources ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 109.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 109. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 109.

Prospectus Comments

1.	Comment: We note that the Index defines companies engaged in natural resources businesses to include those that are significantly engaged directly or indirectly in certain industries, while we would normally expect to see companies that are primarily engaged in natural resources businesses. Please explain how the Fund’s name is appropriate and consistent with Rule 35d-1. In addition, it is unclear how issuers are economically tied to North America as opposed to simply being incorporated there. Please revise or advise.

Response: In consideration of the Staff’s comment, the Registrant directs the Staff’s attention to the following disclosure in “The Fund’s Principal Investment Strategy” that will be included in the Fund’s 485(b) filing:

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Hartford Houston London Los Angeles Miami Moscow New York

Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Singapore Tokyo Washington Wilmington

The Index consists of companies comprising the Parent Index that are domiciled in and publicly traded principally in the U.S. or Canada. Each natural resources category includes companies classified within specific Global Industry Classification Standard (GICS) sub-industries according to the company’s principal business activity.

As stated in “The Fund’s Principal Investment Strategy” section, the Index considers companies in the energy, materials and agriculture categories to be “natural resources categories.” The sub-industries listed in “The Fund’s Principal Investment Strategy” section are sub-industries of these three natural resources categories, as determined by the Global Industry Classification Standard, which classifies a company according to its principal business activity.

In addition, the Index consists of companies that are both domiciled in and publicly traded principally in the U.S. or Canada. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in “The Fund’s Principal Investment Strategy” section (i.e., domiciled in and publicly traded principally in the U.S. or Canada) is a general indicator that an issuer is tied economically to the U.S. or Canada and, therefore, North America.

2.	Comment: We note that the Index consists of U.S.- and Canadian-domiciled companies, while the Index name includes reference to “North American.” We further note that North America is generally understood to include other countries besides the U.S. and Canada, notably Mexico, that may have companies that would otherwise meet the Index’s inclusion requirements. Please tell us how you concluded that reference to “North American” is appropriate when substantial portions of the continent appear to be excluded.

Response: As the U.S. and Canada are North American countries and it is clearly disclosed that the Index consists of companies domiciled in and publicly traded principally in these two countries, the Registrant believes the name is appropriate.

3.	Comment: Please revise the following sentence to clarify that it describes the Index’s investability requirements:

The Index includes U.S. and Canadian domiciled publicly traded companies with stock traded on a developed market exchange, float adjusted market capitalizations of a minimum of $1 billion and at least $5 million three-month average daily trading values.

Response: The referenced disclosure has been updated consistent with the Staff’s comment as follows:

The Index is a sub-set of the S&P Global LargeMidCap Commodity and Resources Index (the “Parent Index”), which serves as the initial universe of eligible securities for the Index. The Parent Index consists of U.S. and foreign publicly traded large- and mid-cap companies in the natural resources and commodities businesses that are classified within the sub-industries of the energy, materials or agriculture categories, have a minimum float adjusted market capitalization of $1 billion and have a minimum three-month average daily trading value of $5 million. The Index consists of companies comprising the Parent Index that are domiciled in and publicly traded principally in the U.S. or Canada.

4.	Comment: For purposes of clarity for investors, please revise the second sentence of the third paragraph under “The Fund’s Principal Investment Strategy.”

Response: The sentence has been revised as follows:

The Index is a subset of the S&P Global LargeMidCap Commodity and Resources Index (the “Parent~~Underlying~~ Index”), which serves as the initial universe of eligible securities for the Index.

5.	Comment: We note disclosure in “The Fund’s Principal Investment Strategy” section that states “companies in natural resources and commodities businesses include those significantly engaged” in certain sub-industries. Please quantify what is meant by “significantly engaged.”

Response: The referenced disclosure has been updated consistent with the Staff’s comment as follows:

Each natural resources category includes companies classified within specific Global Industry Classification Standard (GICS) sub-industries according to the company’s principal business activity.

6.	Comment: We note that certain of the risks included in the discussion of “Non-U.S. Securities Risk” may not be applicable for a fund whose principal foreign investments include only investments in Canadian companies. Please consider deleting the risk discussion or tailoring the discussion to only address risks relevant to the Fund.

Response: As the Registrant believes the discussion of “Non-U.S. Securities Risk” is appropriate, the requested change has not been made.

7.	Comment: With respect to “Geographic Focus Risk,” we note that you included disclosure with specific references to the North American region and Canada. However, it is unclear whether the portfolio is at risk relating to economic conditions in those countries or if it is exposed to the global economy more generally. In this respect, commodities markets in which those companies operate are global in nature and operating results would appear to be more impacted by global trends, such as oil prices or declines in Chinese demand for commodities. Please revise or advise, as appropriate.

Response: The Index consists of companies domiciled in and publicly traded principally in the U.S. or Canada. Therefore, the Fund’s investments may be impacted by risks relating to economic conditions in the North American region, including the United States and Canada, and the global economy more generally. The Registrant believes the discussions of “Geographic Focus Risk,” “Natural Resources Risk,” “Non-U.S. Securities Risk” and “Market Risk” describe these risks.

8.	Comment: In the discussions of “Commodities Risk” in the “Principal Risks of Investing in the Fund” and “Additional Risk Information—Principal Risks” sections, we note references to risks associated with direct ownership of commodities. This appears to be inconsistent with disclosure in “The Fund’s Principal Investment Strategy” section, which does not discuss direct ownership of commodities. Please revise the risk factor to focus on indirect commodities exposures inherent in your portfolio or otherwise explain the disclosure.

Response: “Commodities Risk” has been deleted and the discussion of “Natural Resources Risk” has been revised as follows:

Natural Resources and Commodities Risk: Investments in companies in natural resources and commodities industries can be significantly affected by (often rapid) changes in supply of, or demand for, various natural resources and commodities. They may also be affected by changes in energy prices, the participation of speculators, international political and economic developments, environmental incidents, energy conservation, the success of exploration projects, changes in natural resource and commodity prices, limitations on the liquidity of certain natural resources and commodities, and tax and other government regulations.

9.	Comment: We note inclusion of Real Estate Securities Risk and REIT Risk in the “Principal Risks of Investing in the Fund” and “Additional Risk Information—Principal Risks” sections. Please explain why these risk factors are relevant to the Fund.

Response: The Registrant has removed discussion of “Real Estate Securities Risk” and “REIT” Risk from the Prospectus.

10.	Comment: In “The Fund’s Principal Investment Strategy” section, we note that the Adviser “may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.” Please confirm that the level and cost of these techniques will be consistent with the Index characterization.

Response: The Fund may employ a sampling strategy under various circumstances where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index).

11.	Comment: Please revise the first sentence included in the fifth paragraph in the “Additional Strategies Information—Principal Strategies” section to clarify that “net assets” includes borrowing for investment purposes.

Response: The requested change has been made.

12.	Comment: Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

13.	Comment: On page 18, we note reference to passive foreign investment companies (“PFICs”). Please describe the PFICs in which the Fund anticipates to invest.

Response: The Registrant has removed the noted disclosure. Investment in PFICs is not a principal investment strategy of the Fund.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.